Amendment No. 7 to the Amended and
 Restated Investment Advisory Agreement

This Amendment No. 7, dated April 30, 2017 (the “Effective Date”) to the Amended and Restated Investment Advisory Agreement (this “Amendment”), by and between Westcore Trust, a Massachusetts business trust (the “Trust”) and Denver Investment Advisors LLC, a Colorado limited liability company (the “Adviser”).

WHEREAS, the Trust and the Adviser have entered into an Amended and Restated Investment Advisory Agreement dated as of November 1, 2000, as amended (the “Agreement”), pursuant to which the Trust appointed the Adviser to act as investment adviser to the Trust for certain of its funds; and

WHEREAS, the Adviser has notified the Trust that it agrees to reduce the Compensation payable under Section 8 of the Advisory Agreement for the Mid-Cap Value Dividend Fund.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Compensation. For the services provided and the expenses assumed pursuant to the Advisory Agreement with respect to the Mid-Cap Value Dividend Fund, the Trust will pay the Adviser and the Adviser will accept as full compensation therefore, fees computed daily and paid monthly at the annual rate of 0.65% of the average daily net assets.

2. Miscellaneous. Except to the extent supplemented hereby, the Advisory Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

WESTCORE TRUST		DENVER INVESTMENT ADVISORS LLC

By:	/s/ Jasper R. Frontz	By:	/s/ Cindy Knowlton
Name:	Jasper R. Frontz	Name:	Cindy Knowlton
Title:	Treasurer and Chief Compliance Officer	Title:	Managing Partner